UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
August 28, 2018

ORRSTOWN FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	001-34292	23-2530374
(State or other jurisdiction of incorporation)	(SEC File Number)	(IRS Employer Identification No.)

77 East King Street, P.O. Box 250, Shippensburg, Pennsylvania	17257
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	717 532-6114

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01     Other Events.
Two employees of Orrstown Bank, Orrstown Financial Services, Inc.’s wholly-owned banking subsidiary, have been the victims of an email phishing incident that compromised their email credentials. A phishing incident is the fraudulent practice of sending emails purporting to be from reputable companies in order to induce individuals to reveal sensitive information.
Orrstown Bank did not make any fraudulent payments as a result of the incident. As of the date of this report, Orrstown Bank does not believe that any amounts have been withdrawn from customer accounts without authorization or that any customers have experienced identity theft as a result of the incident. Orrstown Bank has no evidence that the unauthorized access to the email accounts otherwise compromised the integrity of the Orrstown Bank platform, which undergoes rigorous annual auditing as well as penetration testing by an outside security firm.
Unbeknownst to Orrstown Bank at the time, the intrusion may have started as early as October 2, 2017. The Orrstown Bank security team first detected the email compromise on July 19, 2018 and terminated the unauthorized access on that date. After the incident was detected, a third party cybersecurity expert was retained to perform a forensic review of the incident, which review was only recently completed. Orrstown Bank has also taken other actions to understand the incident and prevent similar incidents from occurring in the future. Orrstown Bank has notified the appropriate federal and state banking regulators as well as federal law enforcement officials, and it understands that federal law enforcement is investigating the intruder’s criminal activity.
Orrstown Bank believes that the intruder may have gained access to personal information related to approximately 54,000 accounts. The affected information will vary by account, but could include one or more of the following types of information: names, tax identification numbers, social security numbers, financial account information, postal addresses, email addresses, date of birth, and other financial information. Orrstown Bank has notified affected account holders and provided identity monitoring at no cost to the affected customers for two years.
Important Information for Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Mercersburg Financial Corporation and Orrstown Financial Services, Inc., Orrstown Financial Services, Inc. has filed with the SEC a registration statement on Form S-4, as amended (Registration No. 333-226098), containing the proxy statement/prospectus of Mercersburg Financial Corporation. The SEC declared the registration statement effective on July 25, 2018. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Orrstown Financial Services, Inc. has filed or may file with the SEC or that Mercersburg Financial Corporation has sent to stockholders in connection with the proposed merger.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  You may obtain copies of all documents filed with the SEC regarding this proposed merger, free of charge, at the SEC’s website (www.sec.gov).

Copies of the documents filed with the SEC by Orrstown Financial Services, Inc. are available free of charge on Orrstown Financial Services, Inc.’s website, www.Orrstown.com, or by contacting Orrstown Financial Services, Inc.’s Executive Vice President and Chief Financial Officer, David P. Boyle, at (717) 530-2294.
Forward-Looking Statements
This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Orrstown Financial Services’ management with respect to, among other things, future events and Orrstown Financial Services’ financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Orrstown Financial Services’ industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Orrstown Financial Services’ control. Accordingly, Orrstown Financial Services cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.  Although Orrstown Financial Services believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors which could cause the actual results of Orrstown Financial Services’ operations to differ materially from expectations are set forth in Orrstown Financial Services’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the registration statement. The foregoing list of factors is not exhaustive.
If one or more events related to these or other risks or uncertainties materialize, or if Orrstown Financial Services’ underlying assumptions prove to be incorrect, actual results may differ materially from what Orrstown Financial Services anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Orrstown Financial Services does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for Orrstown Financial Services to predict those events or how they may affect it. In addition, Orrstown Financial Services cannot assess the impact of each factor on Orrstown Financial Services’ business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Orrstown Financial Services or persons acting on Orrstown Financial Services’ behalf may issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ORRSTOWN FINANCIAL SERVICES, INC.
Date: August 29, 2018	By:	/s/ Thomas R. Quinn, Jr.
Thomas R. Quinn, Jr. President and Chief Executive Officer